UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOLARIS POWER CELLS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

83416X 101
(CUSIP Number)

copy to:
Clark Wilson LLP
900 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83416X 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gatehouse Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gatehouse Capital Inc. is a corporation organized under the laws of Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,533,332 shares of common stock(1)
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 3,533,332 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,533,332 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 1,766,666 shares of common stock and 1,766,666 warrants to purchase 1,766,666 shares of common stock exercisable within 60 days.
(2)	Based on 62,246,666 shares of common stock issued and outstanding as of the date of this report.

SCHEDULE 13D

CUSIP No. 83416X 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Curtis Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,533,332 shares of common stock(1)(2)
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 3,533,332 shares of common stock(1)(2)
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,533,332 shares of common stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 1,766,666 shares of common stock and 1,766,666 warrants to purchase 1,766,666 shares of common stock exercisable within 60 days.
(2)	These shares of common stock are registered in the name of Gatehouse Capital Inc., a private corporation beneficially owned by Curtis Young.
(3)	Based on 62,246,666 shares of common stock issued and outstanding as of the date of this report.

This Schedule 13D is being filed jointly on behalf of Gatehouse Capital Inc. (“Gatehouse”) and Curtis Young (together the “Reporting Persons”) relating to the shares of common stock, par value $0.001 of Solaris Power Cells, Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 3111 E. Taqhuitz Way, Palm Springs, California, 92262.

Item 2. Identity and Background

(a)

Name: Gatehouse Capital Inc. and Curtis Young. The name, business address and present principal occupation or employment of each director and executive officer of Gatehouse, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A to this Schedule 13D and incorporated herein by reference.

(b)	The business address of Gatehouse is 128 Windmill Area, Hattieville, Belize Central America. The business address of Curtis Young is 128 Windmill Area, Hattieville, Belize Central America.

(c)	Gatehouse is a corporation incorporated pursuant to the laws of Belize. Curtis Young is a citizen of Belize.

(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The Issuer entered into a subscription agreement dated effective August 23, 2013 with Gatehouse, pursuant to which Gatehouse acquired 1,666,666 units (the “Units”) at a price of $0.30 per Unit. Each Unit consists of one share of common stock in the capital of the Issuer and one non-transferable common stock share purchase warrant (a “Warrant”). Each Warrant entitles Gatehouse to acquire one additional share of common stock at a price of $0.40 until August 23, 2016.

The Issuer entered into a subscription agreement dated effective September 4, 2013 with Gatehouse, pursuant to which Gatehouse acquired 100,000 Units at a price of $0.30 per Unit. Each Warrant entitles Gatehouse to acquire one additional share of common stock at a price of $0.40 until September 4, 2016.

The Reporting Persons used working capital funds to make the investments disclosed above.

Item 4. Purpose of Transaction

These shares were acquired by Gatehouse for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’ s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Persons is 3,533,332 shares of common stock, or 5.7% of the Issuer, based on 62,246,666 shares of common stock outstanding as of the date of this report. This includes 1,766,666 shares of common stock and 1,766,666 warrants to purchase 1,766,666 shares of common stock exercisable within 60 days.

All of the 3,533,332 shares are registered in the name of Gatehouse Capital Inc. Curtis Young has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,533,332 shares of common stock of the Issuer.

The Reporting Persons have not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Curtis Young, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,533,332 shares of common stock of the Issuer held by Gatehouse.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
10.1	Form of Subscription Agreement between Solaris Power Cells, Inc. and Gatehouse Capital Inc.
99.1	Joint Filing Agreement between Gatehouse Capital Inc. and Curtis Young.

Signature

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2013	GATEHOUSE CAPITAL INC.

/s/Curtis Young
Signature
Authorized Signatory

Dated: September 25, 2013	/s/Curtis Young
Signature
Curtis Young

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A
Directors and Executive Officers of Gatehouse Capital Inc.

Name, Position and Residence	Principal Occupation or Employment
Curtis Young, President Belize, South America	Services Manager, Phillip Goldson International Airports
IPC Corp. Services LLC, Director Nevis, West Indies	Corporate Manager